Exhibit 99.2
THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the “Meeting”) of
The Descartes Systems Group Inc. (the “Corporation”)
Held on May 30, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 53,633,949, which represented 85.54% of the 62,698,240 common shares of the Corporation that were outstanding on April 30, 2013.

1.	Election of Directors

By ballot, the following seven individuals were elected to serve as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:

David Anderson
David Beatson
Eric Demirian
Christopher Hewat
Arthur Mesher
John Walker
Dr. Stephen Watt

The ballot results provided by the scrutineers at the Meeting were as follows:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Anderson	49,929,614	2,415,345	95.39%
David Beatson	52,279,959	65,000	99.88%
Eric Demirian	52,319,654	25,305	99.95%
Christopher Hewat	37,548,841	14,796,118	71.73%
Arthur Mesher	51,689,080	655,879	98.75%
John Walker	49,967,609	2,377,350	95.46%
Dr. Stephen Watt	49,931,314	2,413,645	95.39%

2.	Shareholder Confirmation of Amendments to the Corporation’s By-Laws

By a ballot, it was resolved, by an ordinary resolution, that the amendments to the Corporation’s by-laws that were effected by the Corporation’s board of directors on April 28, 2013 and May 29, 2013 were confirmed by the Corporation’s shareholders. The by-law amendments, among other things, included an “advance notice by-law”, which requires that shareholders provide the Corporation with advance notice of any nominations of directors in order to ensure that all shareholders, including those participating in a shareholders meeting by proxy rather than in person, receive adequate prior notice, as well as sufficient information, concerning the nominees so as to be able to exercise their voting rights in an informed manner. The advance notice by-law fixes deadlines by which a shareholder must notify the Corporation of their nominations of persons for election to the board.  In its meeting held on May 29, 2013, the Corporation’s board of directors determined to further amend the Corporation’s by-laws effected by the Corporation’s board of directors on April 28, 2013, to extend the deadline applicable to director nominations made by shareholders in advance of a special meeting of shareholders that is not also an annual meeting of shareholders called for the purpose of electing directors, from the 10th day following the day on which the first public announcement of the date of the meeting was made to the 15th day following the day on which the first public announcement of the date of the meeting was made, which is in line with the deadline adopted by other Canadian public companies that have implemented advance notice by-laws.

The ballot results provided by the scrutineers at the Meeting in respect of the 52,344,959 common shares of the Corporation voted was as follows:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
52,325,125	19,834	99.96%

3.	Re-Appointment of Auditors

By a show of hands, Deloitte LLP, Independent Registered Chartered Accountants and Licensed Public Accountants, were re-appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are elected or appointed, and the Corporation’s board of directors was authorized to fix the remuneration of the auditors.

The report on proxies provided by the scrutineers at the Meeting in respect of the 53,244,749 common shares of the Corporation represented by proxy was as follows:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
52,889,294	355,455	99.33%

DATED at Waterloo, Ontario this 31st day of May, 2013.

THE DESCARTES SYSTEMS GROUP INC.

By:
Name: J. Scott Pagan
Title: Corporate Secretary